VIA EDGAR

July 20, 2018

Ms. Kimberly Browning

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant” or the “Trust”)

File No. 333-222353

Dear Ms. Browning:

This letter responds to additional comments to the Registrant’s registration statement on Form N-14 and the Correspondence that were filed by EDGAR on July 18, 2018 that were provided to me by telephone on Friday, July 20, 2018 by the staff of the Securities and Exchange Commission (the “Staff”) with respect to a proposed reorganization in which (i) the Wasatch Global Value Fund (“Global Value Fund” or “Acquiring Fund”), a series of the Trust, will acquire all of the assets of the Wasatch Long/Short Fund (“Long/Short Fund” or “Target Fund”), a series of the Trust, in exchange for shares of the Global Value Fund and (ii) the assumption by the Global Value Fund of the liabilities of the Long/Short Fund.

1.        SEC Comment: Under the “Q&A” section – “How do the Funds’ investment objectives and principal strategies compare?”, please disclose if the large cap companies are U.S. or foreign. Please disclose if the “sold short” positions are part of the 88% large cap basket for the Target Fund. Please revise the last two sentences to ensure that the comparison of the Funds is analogous in nature. Please clarify “large cap names” in the last sentence of the fifth paragraph.

Response: The fifth paragraph under the “Q&A” section – “How do the Funds’ investment objectives and principal strategies compare?” will be revised as follows (additions are underlined and deletions are struck):

Beginning October 2017, the Funds share the same portfolio manager. Although the Funds have differences in their investment strategies, the portfolio manager of the Funds employs a similar valuation analysis to evaluate potential investment opportunities for the Funds which emphasizes company fundamentals (such as, price-to-sales, price-to-book, price-to-earnings, price/earnings-to-growth ratios and discounted cash flow models) as well as considers other economic and market factors. Further, both Funds have generally acquired larger capitalization companies. In this regard, the Acquiring Fund is permitted to invest in companies of any size but is expected to invest a significant portion of the Fund’s assets in U.S. and foreign companies with a market capitalization of over US $5 billion at the time of purchase. The Target Fund also is permitted to invest in the equity securities of U.S. companies with a market capitalization of at least $100 million at the time of purchase, and the Target Fund has historically been invested in securities of over US $5 billion, similar to the Acquiring Fund. For comparison, as of June 30, 2018 the Target Fund invested 88% of its assets in securities of U.S. companies with a market capitalization of over US $5 billion and the Acquiring Fund invested 85% of its assets in securities of U.S. and foreign companies with a market capitalization of over US $5 billion. As of June 30, 2018, eighteen of the twenty larger cap U.S. companies held by the Target Fund (approximately 70% of the Target Fund’s portfolio) were also held by the Acquiring Fund.

2.        SEC Comment: Under the “Q&A” section – “Will the portfolio of the Target Fund be repositioned as a result of the Reorganization?, please disclose the percentage of securities to be sold by the Target Fund.

Response: The Registrant will revise the “Q&A” section “Will the portfolio of the Target Fund be repositioned as a result of the Reorganization?” as follows:

Q.        Will the portfolio of the Target Fund be repositioned as a result of the Reorganization?

A.        Yes. The Target Fund’s portfolio will be repositioned in connection with the Reorganization. The companies currently held in the Target Fund that are not also held in the Acquiring Fund (approximately 6% of the value of the Target Fund) will be sold prior to the Reorganization. In addition, the short positions in the Target Fund will be closed (approximately 22% of the value of the Target Fund) prior to the Reorganization. The total estimated expenses of the Reorganization of the Target Fund are $394,000 which includes, among other things, the legal, audit and proxy solicitation fees of approximately $338,000, and the estimated total brokerage costs of approximately $56,000 for all repositioning of the Target Fund, assuming it had occurred as of March 31, 2018. The Advisor and the Target Fund have agreed to split evenly the costs of the Reorganization, subject to contractual expense caps. Accordingly, based on these estimates, approximately $197,000 of these costs are expected to be paid by the Target Fund and approximately $197,000 will be paid by the Advisor. These are estimates and actual amounts may vary. There are some foreign securities that cannot be purchased until the Reorganization is complete. The Acquiring Fund will receive cash to invest in these remaining securities and will bear the cost of the transactions, estimated to be approximately $20,000. To the extent that the Target Fund’s expenses, including Reorganization expenses, exceed the Fund’s current expense cap, the Advisor will pay more of the Reorganization expenses as necessary to keep each Fund’s share classes operating within their respective expense cap.

Please call me at (617) 662-3969 if you have any further questions.

Very truly yours,

/s/ Francine S. Hayes

Francine S. Hayes

Vice President and Senior Counsel

cc:	Russell L. Biles

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